Filed by TG Venture Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Flexi Group Holdings Ltd

Commission File No. 001-269739

Date: July 29, 2023

HK01 - ARTICLE HERE
2023-07-29 09:00

[Translated]

Shared Workspace The Hive’s Parent Company Goes Asset-Light, Hoping to go Public in the U.S. This Year Through SPAC Merger

Coworking spaces have become increasingly popular in Hong Kong in recent years, providing low-cost workspaces and networking opportunities for startups, self-employed, and freelancers. The Flexi Group, the largest flexible workspace operator in the Asia Pacific region, currently operates nine shared workspaces in Hong Kong under The Hive brand. The Flexi Group is aiming to be listed on the NASDAQ this year through a merger with TG Venture Acquisition Corp, a Special Purpose Acquisition Company (SPAC), and intends to further expand its business through mergers and acquisitions.

UNDER CE HEADSHOT
Chris Edwards said it aims to list on NASDAQ within this year through a merger with TG Venture Acquisition Corp, a Special Purpose Acquisition Company (SPAC), and intends to further expand its business through mergers, acquisitions, and other means.

Mergers and Acquisitions in Existing Markets and in Europe, North America, and the Middle East

In an interview with HK01, Chris Edwards, Chief Executive Officer of The Flexi Group, said that only about 14% of the global flexible workspace market is held by larger national and international operators. He added that the Group intends to further consolidate the industry through acquisitions in the markets in which it currently operates, as well as in the Asia Pacific region, North America, the Middle East, and Europe, and that it is well positioned to implement a consolidation strategy, taking into account the success of its past transformational acquisitions.

In addition to M&A, the Group will also expand its business through asset-light partnerships with landlords, whereby landlords contribute more than 70% of the cost of renovation and facilities. The Group aims to more than quadruple its revenue to US$89 million by 2027, up from US$21 million last year.

UNDER HIVE WC PHOTO
Chris Edwards said Hong Kong is an excellent place to do business as it is “economically and culturally strong,” and will continue to capitalize on opportunities in Hong Kong in the future through a collaborative model with its landlord partners.

Significant Increase in Business Post-Pandemic

The majority of The Flexi Group’s markets have experienced some form of lockdown or gathering restrictions over the last three years of the pandemic, and Chris Edwards says an asset-light model enabled the Group to remain resilient during these periods, with around half of its sites having either management agreements or hybrid agreements in place, which include varying degrees of rent or profitability structures.

Being in the post-pandemic era, he notes that where the adoption of hybrid work has increased and flexibility in the workplace is key, market demand is strong, and that growth and interest from multinationals is particularly evident. The group’s compound annual growth rate over the past four years has been 20.5%, with significant growth since the outbreak.

Optimistic About Business Development in Hong Kong

The Flexi Group currently operates 45 shared offices in 9 countries and regions. In addition to Hong Kong, The Group also focuses on larger corporate clients in the FinTech, professional services, and technology sectors in Southeast Asia through its Common Ground brand, while The Cluster is an Australian shared workspace brand with a high-end focus.

Chris Edwards shared business in Hong Kong has grown steadily since the first Hive location opened in Wan Chai in 2012. He believes that Hong Kong is a great place to do business as it is “economically and culturally strong” and will continue to capitalize on opportunities in Hong Kong by working with its landlord partners.

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The below was not included in the above published article:

Additional Information

This document includes information that relates to a proposed transaction between The Flexi Group Limited (“The Flexi Group”) and TG Venture Acquisition Corp. (“TGVC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, The Flexi Group Holdings Ltd filed a registration statement on F-4 on February 13, 2023, as amended on June 13, 2023 (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”) that included a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and TGVC, The Flexi Group Holdings Ltd or a successor entity thereof may file additional relevant materials with the SEC. A proxy statement/prospectus will be sent to all shareholders of TGVC and The Flexi Group. The Flexi Group Holdings Ltd, TGVC or a successor entity thereof will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of The Flexi Group and TGVC are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by The Flexi Group Holdings Ltd, TGVC or any successor entity thereof through the website maintained by the SEC at www.sec.gov. Full details of the transaction can be found in the Registration Statement.

The documents filed by TGVC with the SEC also may be obtained free of charge upon written request to TG Venture Acquisition Corp., 1390 Market Street, Suite 200, San Francisco, CA 94102 or via email at info@tgventureaquisition.com. The documents filed by The Flexi Group Holdings Ltd or any successor entity thereof with the SEC also may be obtained free of charge upon written request to The Flexi Group Holdings Ltd, Wisma UOA II, Penthouse 16-1 Level 16, No. 6, Changkat Semantan, Bukit Damansara, 50490 Kuala Lumpur, Malaysia or via email at contact@theflexigroup.com.

Participants in the Solicitation

The Flexi Group, TGVC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TGVC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of TGVC’s securities are, or will be, contained in TGVC’s filings with the SEC, and such information and names of The Flexi Group’s directors and executive officers will also be in the Registration Statement, which will include the proxy statement of TGVC.

Non-Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TGVC, The Flexi Group, The Flexi Group Holdings Ltd or any successor entity thereof, nor shall there be any offer, solicitation, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.